TRUST FOR ADVISED PORTFOLIOS

OPERATING EXPENSES LIMITATION AGREEMENT

THIS OPERATING EXPENSES LIMITATION AGREEMENT (this “Agreement”) is effective as of the 27th day of March 2020 by and between Trust for Advised Portfolios, a Delaware statutory trust (the “Trust”), on behalf of the series of the Trust listed on Schedule A, which may be amended from time to time (the “Fund”), and Ziegler Capital Management, LLC (the “Adviser”).

WHEREAS, the Adviser through March 26, 2020 rendered advice and services to the Ziegler Senior Floating Rate Fund pursuant to the terms and provisions of an investment advisory agreement between the Trust and Adviser (the “Investment Advisory Agreement”); and

WHEREAS, the Trust and the Adviser previously entered into an operating expenses limitation agreement with respect to the Ziegler Senior Floating Rate Fund, which agreement terminated automatically by its terms as a result of the termination of the Investment Advisory Agreement due to the change in control of the Adviser on March 27, 2020; and

WHEREAS, the Adviser continues to render advice and services to the Ziegler Senior Floating Rate Fund and the Adviser desires to continue to limit the Ziegler Senior Floating Rate Fund’s Operating Expenses (as that term is defined in Paragraph 2 of this Agreement) pursuant to the terms and provisions of this Agreement, and the Trust desires to allow the Adviser to implement those limits; and

WHEREAS, the Adviser may desire in the future to limit the Operating Expenses of additional Funds pursuant to the terms of this Agreement as may be reflected on Schedule A.

NOW THEREFORE, in consideration of the covenants and the mutual promises hereinafter set forth, the parties, intending to be legally bound hereby, mutually agree as follows:

1.Limit on Operating Expenses. The Adviser hereby agrees to limit current Operating Expenses of each class of the Fund to an annual rate, expressed as a percentage of each class’ respective average annual net assets, listed in Schedule A (the “Annual Limits”). In the event that the current Operating Expenses of a class of the Fund, as accrued each month, exceed its Annual Limit, the Adviser will pay to that class of the Fund, on a monthly basis, the excess expense within fifteen (15) calendar days, or such other period as determined by the Board of Trustees of the Trust, of being notified that an excess expense payment is due. In the event that the Board of Trustees of the Trust determines that an excess expense payment due date be other than fifteen (15) calendar days, the Trust will provide the Adviser with ten (10) calendar days written notice prior to the implementation of such other excess expense payment due date.

2.Definition. For purposes of this Agreement, the term “Operating Expenses”, with respect to each class of the Fund, is defined to include all expenses necessary or appropriate for the operation of the Fund and each of its classes, including the Adviser’s investment advisory or management fee detailed in the Investment Advisory Agreement, any Rule 12b-1 fees, and any other operating expenses of the Fund, but does not include (a) taxes, (b) interest charges, (c) litigation and other extraordinary expenses, (d) acquired fund fees and expenses, (e) interest expense relating to short sales, (f) dividend expense, (g) borrowing costs, (h) extraordinary expenses, and (i) brokers’ commissions and other charges relating to the purchase and sale of the Fund’s portfolio securities.

3.Recoupment of Fees and Expenses.  Subject to review by the Board of Trustees of the Trust, the Adviser may recoup any excess payments paid by it pursuant to this Agreement for a period of up to three (3) years following the date on which the Adviser made the payment provided that the Operating Expenses, including the recouped amount, do not exceed the Annual Limit in place at the time the payment was made by the Adviser or at the time of the recoupment, whichever is lower.

4.Term.  This Agreement shall become effective on the date specified herein and shall remain in effect indefinitely and for successive periods of not less than one year, unless terminated as provided in Paragraph 5 of this Agreement.

5.Termination. This Agreement may be terminated at any time, and without payment of any penalty, by the Board of Trustees of the Trust, on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board of Trustees of the Trust and in no event prior to the end of a currently effective one year period. This Agreement will automatically terminate, with respect to the Fund listed, if the Adviser no longer serves as investment adviser to the Fund.

6.Assignment. This Agreement and all rights and obligations hereunder may not be assigned without the written consent of the other party.

7.Severability. If any provision of this Agreement shall be held or made invalid by a court decision, statute or rule, or shall be otherwise rendered invalid, the remainder of this Agreement shall not be affected thereby.

8.Governing Law.  This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware without giving effect to the conflict of laws principles thereof; provided that nothing herein shall be construed to preempt, or to be inconsistent with, any federal law, regulation or rule, including the Investment Company Act of 1940, and the Investment Advisers Act of 1940, and any rules and regulations promulgated thereunder.

9.Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof.  This Agreement supersedes all prior agreements and understandings between the parties hereto with respect to the subject matter hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed and attested by their duly authorized officers, all on the day first above written.

ZIEGLER CAPITAL MANAGEMENT, LLC

By: /s/ Scott A. Roberts

Name: Scott A. Roberts

Title: Chief Executive Officer

Trust for Advised Portfolios
on behalf of the series listed on Schedule A

By: /s/ Christopher E. Kashmerick

Name: Christopher E. Kashmerick

Title: President

Schedule A

Fund / Class	Annual Limit	Effective Date*
Ziegler Senior Floating Rate Fund
Class A	0.99%	March 27, 2020
Class C	1.74%	March 27, 2020
Institutional Class	0.74%	March 27, 2020
*The Annual Limits for the share classes of the Ziegler Senior Floating Rate Fund have been continuously in effect since February 23, 2016.

Fund / Class	Annual Limit	Effective Date
Ziegler Piermont Small Cap Value Fund
Institutional Class	[0.90]%	July 16, 2020
Investor Class	[1.15]%	July 16, 2020